Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Pricing of 5.375% Senior Notes Offering

MACAU, Thursday, January 14, 2021 - Melco Resorts Finance Limited (“Melco Resorts Finance”) announces that it has priced its international offering of 5.375% senior notes due 2029 (the “Additional Notes”). Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The offering consists of US$250 million aggregate principal amount of Additional Notes, priced at 103.25% of the principal amount plus accrued interest from December 4, 2020 to, but not including, the issue date of the Additional Notes. Melco Resorts Finance intends to use the net proceeds from the offering, together with cash on hand if applicable, for repayment of the principal amount drawn under the revolving credit facility under the senior facilities agreement entered into by MCO Nominee One Limited, a subsidiary of Melco Resorts Finance, on April 29, 2020, together with accrued interest and associated costs, and any remaining balance for general corporate purposes.

The Additional Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness and will constitute additional notes under the indenture, dated December 4, 2019 pursuant to which Melco Resorts Finance issued US$900 million aggregate principal amount of 5.375% Senior Notes due 2029 (the “Original Notes”) on December 4, 2019. The Additional Notes will be consolidated and form a single series with the Original Notes. Melco will not be a guarantor of the Additional Notes.

The Additional Notes are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The Additional Notes will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the proposed Additional Notes in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Melco Resorts Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, or industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and Melco Resorts Finance undertakes no duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com